Crestwood Midstream Partners LP

700 Louisiana Street, Suite 2550

Houston, Texas 77002

April 29, 2016

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Crestwood Midstream Partners LP
Amendment No. 1 to Registration Statement on Form S-4
Filed April 12, 2016
File No. 333-210000

Ladies and Gentlemen:

Set forth below are the responses of Crestwood Midstream Partners LP (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 22, 2016, with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-4 (the “Registration Statement”), File No. 333-210000, filed with the Commission on April 12, 2016 ( “Amendment No. 1”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement on Form S-4 unless otherwise specified.

General

1.	We note your response to comment 2 and your statement that “the Company is required to file reports in accordance with Section 15(d) of the Exchange Act.” Please tell us how you concluded at the time of filing the registration statement that the Company had been subject to the requirements of Section 15(d) of the Exchange Act for the twelve calendar months immediately preceding the filing of the registration statement.

RESPONSE: On September 30, 2015, Crestwood Equity Partners LP (“Crestwood Equity”), the Company and certain of their affiliates completed the transactions contemplated by that certain Agreement and Plan of Merger, dated as of May 5, 2015, pursuant to which the Company merged with a wholly-owned subsidiary of Crestwood Equity, with the Company surviving as a wholly-owned subsidiary of Crestwood Equity (the “Simplification Merger”). Prior to the Simplification Merger, the Company’s common units representing limited

Securities and Exchange Commission

April 29, 2016

partnership interests were listed on the New York Stock Exchange (“NYSE”) under the listing symbol “CMLP.” Upon becoming a wholly-owned subsidiary of Crestwood Equity as a result of the Simplification Merger, the Company’s common units ceased to be listed on the NYSE. Immediately following the Simplification Merger, the Company terminated its reporting obligations under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Upon the termination of its reporting obligations under Section 12(b) in connection with the Simplification Merger, the Company became subject to the reporting requirements of Section 15(d) due to its outstanding public debt issued in 2012 and 2013: (i) $500 million in aggregate principal amount of 6.0% Senior Notes due 2020 (the “2020 Notes) and (ii) $600 million in aggregate principal amount of 6.125% Senior Notes due 2022 (the “2022 Notes” and, together with the 2020 Notes, the “Notes”). The Notes were issued in separate private placement transactions in December 2012 and November 2013, respectively. New notes with substantially identical terms were issued in exchange for these privately placed Notes in transactions registered under the Securities Act of 1933, as amended, pursuant to registration statements on Form S-4 filed with the Commission in September 2013 and July 2014, respectively. Upon the completion of the Simplification Merger and the delisting of the Company’s common units on the NYSE, the Company became subject to reporting under the Exchange Act, pursuant to Section 15(d) thereof, as a result of the effectiveness of the registration statements relating to these registered exchange offers (the notes are not, and have not been, listed on any exchange).

Section 15(d) provides that the duty to report is automatically suspended for any fiscal year other than the year when a Securities Act registration statement became effective if, at the beginning of that year, the class of securities that initially triggered the Section 15(d) reporting requirement are held of record by less than 300 persons. Because the 2020 Notes and 2022 Notes were held by less than 300 holders of record, respectively, as of January 1, 2016, the Company’s duty to file reports pursuant to Section 15(d) of the Exchange Act, which commenced upon the termination of the Company’s reporting obligations under Section 12(b) as a result of the Simplification Merger, was automatically suspended for 2016. The Company, however, has continued to file periodic reports with the Commission as a “voluntary filer” as required by the terms of the indentures pursuant to which each series of notes was issued.

Although the Company is currently not required to file reports in accordance with Section 15(d) of the Exchange Act, the Commission’s Compliance and Disclosure Interpretations relating to Form S-3 requirements under General Instruction I.A make clear that an issuer that timely filed its Exchange Act reports during the past twelve months, but was not subject to Section 12 or 15(d) for a portion of that period (and therefore was reporting on a voluntary basis during that portion), would be eligible to use Form S-3 only under the conditions specified in the Lamar Advertising Co. no-action letter (Nov. 18, 1996) issued by the Division. Accordingly, the Company hereby confirms the following:

(1) the Company was subject to the periodic reporting requirements of Exchange Act Section 15(d) following the described 2013 registration statement relating to 2020 Notes (File No. 333-190997) and the 2014 registration statement relating to 2022 Notes (File No. 333-197484);

Securities and Exchange Commission

April 29, 2016

(2) the Company timely filed all periodic reports required to be filed by Exchange Act Section 15(d);

(3) on January 1, 2016, the Company had fewer than 300 holders of the 2020 Notes and the 2022 Notes, respectively, so the Company’s reporting obligation under Section 15(d) was automatically suspended by operation of Section 15(d);

(4) the Company did not file a Form 15 notification of the suspension of its Section 15(d) periodic reporting requirement;

(5) pursuant to the terms of the indentures related to the Notes, the Company has agreed, notwithstanding that it may not be required to be or remain subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, to file the annual reports, information, documents and other reports that the Company would be required to file with the Commission for so long as the Notes are outstanding;

(6) the Company timely filed all reports that would otherwise have been required to be filed by Section 15(d); and

(7) once the Form S-4 (File No. 333-2100000) is effective, the Company will again be subject to the reporting obligations under Section 15(d).

Based on the foregoing, the Company respectfully requests that the Staff concur that the Company satisfies the requirements of General Instruction I.A. to Form S-3.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Securities and Exchange Commission

April 29, 2016

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Gillian Hobson of Vinson & Elkins L.L.P. at (713) 758-3747.

Very truly yours,

CRESTWOOD MIDSTREAM PARTNERS LP

By:	/s/ Robert T. Halpin
Name:	Robert T. Halpin
Title:	Senior Vice President and Chief Financial Officer

Enclosures

cc:	Gillian Hobson, Vinson & Elkins